Filed Pursuant to Rule 424(b)(3)
Registration No. 333-192331

KBS STRATEGIC OPPORTUNITY REIT II, INC.
SUPPLEMENT NO. 15 DATED SEPTEMBER 29, 2016
TO THE PROSPECTUS DATED FEBRUARY 17, 2016

This document supplements, and should be read in conjunction with, the prospectus of KBS Strategic Opportunity REIT II, Inc. dated February 17, 2016, as supplemented by supplement no. 5 dated April 26, 2016, supplement no. 11 dated July 15, 2016, supplement no. 12 dated August 4, 2016, supplement no. 13 dated August 15, 2016 and supplement no. 14 dated September 28, 2016. As used herein, the terms “we,” “our” and “us” refer to KBS Strategic Opportunity REIT II, Inc. and, as required by context, KBS Strategic Opportunity Limited Partnership II, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	updated risk factors; and

•	the probable acquisition of a 292-unit apartment building in North Hollywood, California.
Risk Factors
The following risk factors supplement the risk factors appearing in the prospectus.
Newly constructed and existing multifamily rental properties or other properties that compete with any properties we may acquire in any particular location could adversely affect the operating results of our properties and our cash available for distribution.
We may acquire properties in locations that experience increases in construction of multifamily rental or other properties that compete with our properties. This increased competition and construction could:

•	make it more difficult for us to find residents to lease units in our apartment communities;

•	force us to lower our rental prices in order to lease units in our apartment communities; or

•	substantially reduce our revenues and cash available for distribution.
Our efforts to upgrade multifamily rental properties to increase occupancy and raise rental rates through redevelopment and repositioning may fail, which may reduce our net income and the cash available for distributions to you.
The success of our ability to upgrade any multifamily rental properties that we may acquire and realize capital gains and current income for you on these investments materially depends upon the status of the economy where the multifamily rental property is located. Our revenues will be lower if the rental market cannot bear the higher rental rate that accompanies the upgraded multifamily rental property due to job losses or other economic hardships. Should the local market be unable to support a higher rental rate for a multifamily rental property that we upgraded, we may not realize the premium rental we had assumed by a given upgrade and we may realize reduced rental income or a reduced gain or even loss upon the sale of the property. These events could cause us to reduce the cash available for distributions.
Short-term multifamily leases expose us to the effects of declining market rent, which could adversely impact our ability to make cash distributions.
We expect that substantially all of our apartment leases will be for a term of one year or less. Because these leases generally permit the residents to leave at the end of the lease term or earlier in certain situations, such as when a resident loses his/her job, without penalty, our rental revenues may be impacted by declines in market rents more quickly than if our leases were for longer terms.
Probable Real Estate Investment
Lofts at NoHo Commons
On September 29, 2016, we, through a joint venture (the “Lofts at NoHo Commons Joint Venture”) between our indirect wholly owned subsidiary and Noho Commons Pacific Investors LLC (the “JV Partner”), entered into a purchase and sale agreement with Redrock Noho Residential, LLC to acquire a 292-unit apartment building in North Hollywood, California (the “Lofts at NoHo Commons”). Neither the JV Partner nor the seller is affiliated with us or our advisor.  The contractual purchase price of the Lofts at NoHo Commons is $102.5 million plus closing costs.

We own a 90% equity interest in the Lofts at NoHo Commons Joint Venture. The JV Partner is the managing member of the joint venture; however, its authority is limited, as we must give approval of major decisions involving the business of the joint venture or the Lofts at NoHo Commons and its operations, in the manner set forth in the joint venture agreement. Income, losses and distributions are generally allocated based on the members’ respective equity interests, subject to adjustments based on certain performance thresholds set forth in the joint venture agreement. Additionally, in certain circumstances described in the joint venture agreement, we and the JV Partner may be required to make additional capital contributions to the joint venture, in proportion to the members’ respective equity interests.
The Lofts at NoHo Commons Joint Venture intends to fund the acquisition of the Lofts at NoHo Commons with capital contributions from its members and with proceeds from a mortgage loan. The Lofts at NoHo Commons Joint Venture is currently negotiating the terms of the mortgage loan. We intend to fund our contribution to the Lofts at NoHo Commons Joint Venture with proceeds from this offering.
Pursuant to the purchase and sale agreement, the Lofts at NoHo Commons Joint Venture would be obligated to purchase the property only after satisfaction of agreed-upon closing conditions. There can be no assurance that the Lofts at NoHo Commons Joint Venture will complete the acquisition. In some circumstances, if the Lofts at NoHo Commons Joint Venture fails to complete the acquisition after the expiration of the due diligence period, it may forfeit up to $3.0 million.
If the Lofts at NoHo Commons Joint Venture completes this acquisition, the property will be managed by an indirect wholly owned subsidiary of the JV Partner.
The Lofts at NoHo Commons is located in North Hollywood, California and consists of 292 apartment units, encompassing 224,755 rentable square feet. The Lofts at NoHo Commons was constructed in 2007, and is currently 94% occupied. The current aggregate annual effective base rent for the tenants of the Lofts at the Highlands is approximately $6.7 million.
The average occupancy rate for the Lofts at NoHo Commons for the last five years was as follows:

Year	Average Occupancy Rate
2011	95%
2012	94%
2013	93%
2014	93%
2015	91%
The average effective monthly rental rate per unit for each of the last five years for the Lofts at NoHo Commons was:

Year	Average Effective Monthly Rental Rate per Unit
2011	$1,528
2012	1,565
2013	1,636
2014	1,736
2015	1,850

We calculate average effective monthly rental rate per unit as the monthly contractual base rental income, net of free rent, divided by the average units leased.
We believe that the Lofts at NoHo Commons is suitable for its intended purpose and will be adequately insured at acquisition. We intend to make significant renovations or improvements to the Lofts at NoHo Commons, including improvements to the units and common areas and currently estimate these renovation and improvements to cost approximately $8.0 million. We expect to utilize debt financing and proceeds from this offering for these renovations. For federal income tax purposes, the cost of the Lofts at NoHo Commons, excluding the cost attributable to land, will be depreciated on a straight-line basis over 39 years.

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